UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

SMG Indium Resources Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78454K102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78454K102

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		782,498
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

782,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 78454K102

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,386
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		782,498
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,386
	10	SHARED DISPOSITIVE POWER

782,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

783,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

HC

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CUSIP NO. 78454K102

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Explanatory Note

On September 19, 2017 (“Closing Date”), the Issuer entered into an Agreement and Plan of Share Exchange dated as of such date (the “Exchange Agreement”) with MG Cleaners LLC, a Texas limited liability company (“MG”), and all of the members of MG (the “MG Members”). On the Closing Date, pursuant to the Exchange Agreement, the Issuer acquired one hundred percent (100%) of the issued and outstanding membership interests of MG (“MG Membership Interests”) from the MG Members pursuant to which MG became a wholly owned subsidiary of the Issuer (“Acquisition”). In accordance with the terms of the Exchange Agreement, and in connection with the completion of the Acquisition, on the Closing Date the Issuer issued 4,578,276 shares of Common Stock of the Issuer, and agreed to pay $300,000 in cash ($250,000 at closing) to the MG Members in exchange for all of the issued and outstanding MG Membership Interests. Additionally, on the Closing Date the Issuer issued 350,000 restricted shares of Common Stock of the Issuer to certain officers and directors of the Issuer that resigned in connection with the Acquisition. As a result of such issuances of shares of Common Stock, the Reporting Persons’ beneficial ownership of shares decreased to approximately 11.7% of the outstanding shares as discussed in Item 5 below.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 6,672,845 shares outstanding as of September 19, 2017, which is the total number of shares outstanding as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 19, 2017.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own the 782,498 shares of Common Stock, constituting approximately 11.7% of the shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2. Mr. Martin also directly owns 1,386 shares of Common Stock which, together with the 782,498 shares of Common Stock held by Raging Master he may be deemed to beneficially own, constitutes approximately 11.7% of the shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Person for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Person. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that he or it does not directly own. Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

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CUSIP NO. 78454K102

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the shares of Common Stock held by Raging Master. Mr. Martin has the sole power to vote and dispose of the shares of Common Stock he directly owns.

(c)       The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past 60 days.

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CUSIP NO. 78454K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2017	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch, as attorney-in-fact for William C. Martin

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